Filed by Primo Water Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-9

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Commission File No: 001-34850

On January 13, 2020, Primo Water Corporation provided the following list of frequently asked questions to its employees:

Frequently Asked Questions for Primo Employees

1.	What did Primo announce?

Primo announced that Cott Corporation has agreed to acquire Primo Water Corporation, and the newly combined company will use the strong water brand that Primo has created by rebranding the Cott name to Primo Water Corporation following closing of the transaction. Cott has chosen to do so in part because Primo is well-known for water solutions and sustainability – a strong testament to the hard work and dedication of the entire Primo team.

2.	Who is Cott Corporation?

Cott is a water and filtration service company with a leading presence in the North American and European home and office delivery industry for bottled water and operates in 21 countries. Cott is the parent company of DS Services, our nationwide bottling and distribution partner, and they reach more than 2.5 million customers across North America and Europe in homes, workplaces, hotels, small and large retailers, and healthcare facilities.

3.	What is the vision for the combined companies?

Primo will integrate with Cott and be a complete solutions provider and work to inspire healthier lives through our better, safer water.

Cott and Primo share the same commitment to providing safe, high-quality and great tasting drinking water to their customers, and they operate different, but very complementary, business models. We will know more what the integrated company will look like after the acquisition is complete.

4.	Why did employees learn about this news when it was publicly announced? Couldn’t you have told us sooner?

As a publicly traded company, Primo has legal obligations and rules to follow in how and when it shares news, such as today’s announcement that will likely have an impact on the company’s stock price. For these reasons, all stakeholders generally must be told at the same time.

We know the news of change can create uncertainty and raise questions. For these reasons, we want to be as open and transparent as possible. If you have more questions, you may ask your manager, the EX team or email primocommunications@primowater.com.

5.	What is the process and timeline for Cott’s acquisition of Primo?

We expect the transaction to close later in the first quarter of 2020, subject to typical conditions for transactions like this. As for integration efforts, actual integration will not happen until everything closes. In the meantime, please continue to work, as you always have, to provide great products and experiences for our customers as we grow our North American water business.

As we have more information, we will share it with you.

6.	When will Cott rebrand as Primo?

After the acquisition of Primo, Cott plans to rebrand to Primo Water Corporation as soon as it makes sense and is possible to do so.

7.	Why is Cott rebranding as Primo? What impact will this have on Cott’s businesses or family of brands?

Cott Corporation is electing to rebrand the Cott name, as it is often associated with Cott’s legacy carbonated soft drinks businesses that it no longer operates, and this acquisition continues its transition into a pure-play water company. The Primo brand is a recognized and respected leader in sustainable water solutions and is expected to help drive visibility in Cott’s water businesses. The rebranding will only take place with the Cott name and will not impact Cott’s businesses (such as DS Services), or family of brands (such as Sparkletts, Crystal Springs, Mountain Valley, and others).

8.	What should I do if a customer, supplier or vendor asks a question about the transaction?

Please refer customers or suppliers to the communication they may have received that announced Cott’s acquisition of Primo. We value their partnership and look forward to working with them. It is business as usual for us, and we do not expect the acquisition to change that. Should they have additional questions, you can refer them to their current Primo representative.

9.	What should I do if I am contacted by a reporter or government official? Or an investor or analyst?

Employees are not authorized to speak on behalf of the company to members of the media, government officials, investors, investment analysts or members of the public.

If you are contacted by a reporter, government official, member of the public, or investor please direct them to David Mills (dmills@primowater.com).

10.	How will Cott’s acquisition of Primo affect our health insurance, vacation time and other benefits?

Integration of the two companies cannot begin until after closing. Until then, Primo will operate as an independent company and no changes will be made to the company’s benefits and vacation time. After the acquisition is complete, we will start working through these things and will keep you updated.

11.	What does this mean for our customers?

Customers will benefit from each company’s shared commitment to quality, product innovation, marketing partnerships, and focus on sustainability. We believe the integration of Primo to the Cott family offers attractive new opportunities for growing our business together.

12.	Are we still searching for a CEO replacement?

No. For the next few months, the Board of Directors will be focusing on finalizing the acquisition.

13.	What are the details of the deal?

Cott will acquire Primo for $14.00 per share payable in cash, 1.0229 shares of Cott common stock or a combination thereof at the election of Primo’s stockholders, subject to the terms of the merger agreement.

14.	The press release mentions annualized total synergies of approximately $35 million. What does that mean?

The synergy numbers are estimated savings over the next three years. Because Cott and Primo have complementary business operations, we believe there are opportunities to create efficiencies and take advantage of things such as lower leverage and an improved credit profile as well as opportunities to expand Primo’s offerings in the countries Cott currently serves.

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Safe Harbor Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.